Filed by Discovery Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Discovery Communications, Inc.
Commission File No.: 333-151586
Subject Corporation: Discovery Holding Company
Commission File No.: 000-51205
Internal Communications with Employees:

From:	Bob Rosenthal
Sent:	Monday, June 23, 2008 12:46 PM
To:	CSS-US-All Facilities
Cc:	Bill Fitzgerald; Jose Royo; William Niles; George Platisa; ‘Mark_Hollinger@discovery.com’; ‘John_Honeycutt@discovery.com’

Subject:	Creative Sound Services Update
Hello everyone-
I wanted to take a moment to briefly update you regarding the status of the upcoming transaction that involves our Creative Sound Services group. Things have taken a bit longer than initially anticipated, however significant progress has been made since my last correspondence.
As I communicated to you in February, Discovery Holding Company (DHC) and Advance/Newhouse Communications have announced a transaction that will result in the creation of a new public company that will own both Discovery Communications and the companies that make up our Creative Sound Services group, including Soundelux, Todd-AO, Sound One, POP Sound, Modern Music, DMG and The Hollywood Edge.
Earlier this month, DHC and Advance/Newhouse took the next step in this process with the signing of a definitive agreement regarding this transaction and, just recently, filed the necessary paperwork with the Securities and Exchange Commission (SEC) to move the transaction forward. Pending SEC review and DHC shareholder approval, we expect the transaction will be completed in third quarter of this year.
As I mentioned previously, I believe this is a positive development for Creative Sound Services, and my more recent conversations with Mark Hollinger, Discovery’s Chief Operating Officer, and John Honeycutt, Discovery’s Chief Media Technology Officer have only reinforced this belief. Discovery is a dynamic, growing media company with an international footprint in more than 170 countries, a dedication to quality and creativity in all of its businesses, and a genuine commitment to being a great company for employees and customers.
Becoming a part of Discovery will not change our day-to-day business focus. We will continue to provide the highest level of post-production sound services to our feature film, television, commercial and interactive media clients, now as part of the Discovery family.
Over the coming weeks, we will begin communicating more information about becoming part of Discovery. We will be holding a series of meetings to address your questions and there will be opportunities to meet Discovery’s leadership. Coordinated through my office, representatives from Discovery’s transition team may be interfacing with our internal managers in order to answer specific questions pertaining to fulfillment of a smooth transition. We will also be rolling out a formal plan for communicating our new ownership structure externally to our clients, as appropriate.
I appreciate your patience and assistance as we transition to this new ownership structure. Please feel free to contact me with any questions.
Bob Rosenthal

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IMPORTANT NOTICE:
Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Discovery Communications, Inc., the new public company referenced above. The offer and sale of such shares in the transaction will only be made pursuant to an effective registration statement. Discovery Communications, Inc. is filing a Registration Statement on Form S-4 containing a preliminary proxy statement/prospectus related to the proposed transaction between DHC and Advance/Newhouse. This preliminary proxy statement/prospectus has already been filed with the SEC by DHC. DHC STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors may obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Holding Company, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.